Exhibit 99.1

ZTO Reports Second Quarter 2026 Unaudited Financial Results

10.5 Billion Parcels Expanded Market Share to 19.9%

Adjusted Net Income Increased 50.3% to RMB3.1 Billion

SHANGHAI, August 19, 2026 /PRNewswire/ - ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced its unaudited financial results for the second Quarter ended June 30, 2026[1]. The Company grew parcel volume by 6.5% year over year while maintaining high quality of service and customer satisfaction. Adjusted net income increased 50.3%[2] to RMB3.1 billion. Net cash generated from operating activities was RMB4.6 billion.

Second Quarter 2026 Financial Highlights

•	Revenues were RMB14,549.9 million (US$2,144.4 million), an increase of 23.0% from RMB11,831.8 million in the same period of 2025.

•	Gross profit was RMB3,733.3 million (US$550.2 million), an increase of 26.8% from RMB2,944.4 million in the same period of 2025.

•	Net income was RMB3,077.6 million (US$453.6 million), an increase of 56.7% from RMB1,964.6 million in the same period of 2025.

•	Adjusted EBITDA[3] was RMB4,241.4 million (US$625.1 million), an increase of 20.0% from RMB3,534.9 million in the same period of 2025.

•	Adjusted net income was RMB3,086.1 million (US$454.8 million), an increase of 50.3% from RMB2,052.7 million in the same period of 2025.

•	Basic and diluted net earnings per American depositary share (“ADS”[4]) were RMB3.99 (US$0.59) and RMB3.78 (US$0.56), an increase of 64.9% and 59.5% from RMB2.42 and RMB2.37 in the same period of 2025, respectively.

•	Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders[5] were RMB4.00 (US$0.59) and RMB3.79 (US$0.56), an increase of 58.1% and 52.8% from RMB2.53 and RMB2.48 in the same period of 2025 respectively.

•	Net cash provided by operating activities was RMB4,563.6 million (US$672.6 million), compared with RMB2,168.2 million in the same period of 2025.

Operational Highlights for Second Quarter 2026

•	Parcel volume was 10,486 million, increased 6.5% from 9,847 million in the same period of 2025.

•	Number of pickup/delivery outlets was over 31,000 as of June 30, 2026.

•	Number of direct network partners was approximately 6,000 as of June 30, 2026.

•	Number of self-owned line-haul vehicles was over 10,000 as of June 30, 2026.

•	Number of line-haul routes between sorting hubs was over 3,600 as of June 30, 2026.

•	Number of sorting hubs was 92 as of June 30, 2026, among which 87 are operated by the Company and 5 by the Company’s network partners.

(1)	An investor relations presentation accompanies this earnings release and can be found at http://zto.investorroom.com.

(2)	Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as impairment of Goodwill, impairment of investments in equity investees, gain/(loss) on disposal of equity investment and subsidiary and corresponding tax impact which management aims to better represent the underlying business operations.

(3)	Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as impairment of Goodwill, impairment of investments in equity investees, gain/(loss) on disposal of equity investment and subsidiary which management aims to better represent the underlying business operations.

(4)	One ADS represents one Class A ordinary share.

(5)	Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted American depositary shares, respectively.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented, “In the second quarter of 2026, ZTO remained focused on elevating service quality and customer experience, improving operational efficiency, and fostering fair, transparent network policies. We handled a total parcel volume of 10.5 billion, representing a 6.5% year-over-year increase, outpacing the industry average by 2.3 percentage points. Adjusted net income reached RMB 3.1 billion. Daily average retail parcel volume continued to grow faster than traditional e-commerce parcel volumes. This structural shift boosted parcel volumes while enhancing overall profit margins.”

Mr. Lai added, “China’s express-delivery industry continued to benefit from regulatory guidance, with broad-based profit expansion marking a shift in priorities toward value-driven development alongside volume growth. ZTO’s Quality-First commitment and consistent performance are backed by our industry-leading operational efficiency and fairness-oriented network governance. Deep-rooted in our Shared-Success philosophy and practices, we enable and support improved returns for our network partners and couriers, while delivering sound profitability for the company. Supported by constructive regulatory guidance and our competitive advantages — including advancing digital-technology capabilities and nurtured trust and cohesiveness across our franchise partner network — we are well positioned to navigate industry and economic cycles.”

Ms. Huiping Yan, Chief Financial Officer of ZTO, commented, “For the second quarter this year, our core express ASP rose 15.5% in the second quarter, supported by an improved revenue mix driven by higher-value key-account volumes, including rapidly expanding reverse-logistics business. Despite cost pressures stemming from oil-price volatility, combined unit sorting and transportation costs decreased by 2 cents, thanks to digitization and lean operations. SG&A, excluding SBC, represented approximately 3.8% of revenue, compared with 5.2% in the same period last year. Operating cash flow was RMB 4.6 billion, while capital expenditure totaled RMB 952 million.”

Ms. Yan added, “ZTO’s long-standing profitable-growth strategy remains effective amid today’s subdued growth environment. Our steady market-share gains are bolstered by sustained government efforts against involution, as well as our ongoing focus on the stability of our unique franchise-partner network, which thrives on the equitable allocation of risks and rewards. We intend to further solidify our volume leadership. Considering evolving market dynamics and slowing industry parcel-volume growth for the full year, we have updated our annual parcel-volume growth guidance to 6–10% year-over-year.”

Second Quarter 2026 Unaudited Financial Results

	Three Months Ended June 30,					Six Months Ended June 30,
	2025		2026			2025		2026
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Express delivery services	10,983,751	92.8	13,683,530	2,016,703	94.0	21,106,041	92.9	26,207,309	3,862,479	94.2
Freight forwarding services	180,257	1.5	218,349	32,181	1.5	359,477	1.5	374,259	55,159	1.3
Sale of accessories	635,770	5.4	624,942	92,105	4.3	1,196,066	5.3	1,202,617	177,244	4.3
Others	32,029	0.3	23,071	3,400	0.2	61,688	0.3	48,071	7,085	0.2
Total revenues	11,831,807	100.0	14,549,892	2,144,389	100.0	22,723,272	100.0	27,832,256	4,101,967	100.0

Total Revenues were RMB 14,549.9 million (US$ 2,144.4 million), increased 23.0% from RMB11,831.8 million in the same period of 2025. Revenue from the core express delivery business increased by 23.0% compared to the same period of 2025 as a result of a 6.5% growth in parcel volume and a 15.5% increase in parcel unit price. Within core express delivery revenue, key account revenue, generated by direct sales organizations, increased by 63.6% mainly driven by increase in e-commerce return parcels. Revenue from freight forwarding services increased by 21.1% compared to the same period of 2025. Revenue from sales of accessories, largely consisted of sales of thermal paper for digital waybills, decreased by 1.7%. Other revenues were mainly derived from financing services.

	Three Months Ended June 30,					Six Months Ended June 30,
	2025		2026			2025		2026
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Line-haul transportation cost	3,290,945	27.8	3,375,579	497,499	23.2	6,774,009	29.8	6,905,747	1,017,781	24.8
Sorting hub operating cost	2,414,839	20.4	2,505,815	369,311	17.2	4,729,435	20.8	4,960,086	731,026	17.8
Freight forwarding cost	170,235	1.4	179,844	26,506	1.2	343,028	1.5	334,109	49,242	1.2
Cost of accessories sold	151,204	1.3	145,751	21,481	1.0	284,463	1.3	273,340	40,285	1.0
Other costs	2,860,187	24.2	4,609,650	679,378	31.7	4,958,720	21.8	8,390,500	1,236,607	30.2
Total cost of revenues	8,887,410	75.1	10,816,639	1,594,175	74.3	17,089,655	75.2	20,863,782	3,074,941	75.0

Total cost of revenues was RMB10,816.6 million (US$1,594.2 million), an increase of 21.7% from RMB8,887.4 million in the same period last year.

Line-haul transportation cost was RMB3,375.6 million (US$497.5 million), increased 2.6% from RMB3,290.9 million in the same period last year. The unit transportation cost decreased 3.0% or 1 cent mainly attributable to better economies of scale and improved load rate through more effective route planning offsetting higher diesel prices.

Sorting hub operating cost was RMB2,505.8 million (US$369.3 million), increased 3.8% from RMB2,414.8 million in the same period last year. The increase primarily consisted of (i) RMB84.5 million (US$12.5 million) increase in labor-associated costs partially offset by automation-driven efficiency improvements, and (ii) RMB14.8 million (US$2.2 million) increase in depreciation and amortization costs associated with automation facilities and equipment upgrades. As of June 30, 2026, there were 782 sets of automated sorting equipment in service, compared to 690 sets as of June 30, 2025.

Cost of accessories sold was RMB145.8 million (US$21.5 million), decreased by 3.6% compared with RMB151.2 million in the same period last year.

Other costs were RMB4,609.7 million (US$679.4 million), increased 61.2% from RMB2,860.2 million in the same period last year, which was mainly due to an increase of RMB1,620.4 million (US$238.8 million) for pickup and dispatching costs paid to network partners associated with serving key account customers, primarily for handling e-commerce return parcels.

Gross Profit was RMB3,733.3 million (US$550.2 million), increased by 26.8% from RMB2,944.4 million in the same period last year. Gross margin rate improved to 25.7% from 24.9% in the same period last year.

Total Operating Expenses were RMB505.3 million (US$74.5 million), compared to RMB469.3 million in the same period last year.

Selling, general and administrative expenses were RMB556.7 million (US$82.0 million), decreased by 10.7% from RMB623.6 million in the same period last year, mainly due to a RMB 40.8 million (US$6.0 million) allowance of credit losses relating to financing receivables recognized in the same period of last year.

Other operating income, net was RMB51.3 million (US$7.6 million), compared to RMB154.3 million in the same period last year. Other operating income mainly consisted of (i) RMB23.7 million (US$3.5 million) of government subsidies and tax rebates, and (ii) RMB27.6 million (US$4.1 million) of rental and other income.

Income from operations was RMB3,227.9 million (US$475.7 million), increased 30.4% from RMB2,475.1 million for the same period last year. The operating margin rate increased to 22.2% from 20.9% in the same period last year.

Interest income was RMB155.7 million (US$22.9 million), compared with RMB208.7 million in the same period last year.

Interest expenses was RMB70.6 million (US$10.4 million), compared with RMB98.1 million in the same period last year.

Gain from fair value changes of financial instruments was RMB45.4 million (US$6.7 million), compared with a loss of RMB3.6 million in the same period last year. Such gain or loss from fair value changes of the financial instruments is quoted by commercial banks according to market-based estimation of future redemption prices.

Income tax expenses were RMB258.6 million (US$38.1 million) compared to RMB575.5 million in the same period last year. The overall income tax rate was 7.7%, down 15.2 percentage points year over year. The decline was mainly attributable to an income tax refund of RMB344.3 million (US$50.7 million) received by Shanghai Zhongtongji Network Technology Co., Ltd. (上海中通吉網絡技術有限公司), a wholly owned subsidiary of the Company, upon its recognition as a "Key Software Enterprise" qualifying for a preferential tax rate of 10% for tax year 2025.

Net income was RMB3,077.6 million (US$453.6 million), which increased by 56.7% increase from RMB1,964.6 million in the same period last year.

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB3.99 (US$0.59) and RMB3.78 (US$0.56), compared to basic and diluted earnings per ADS of RMB2.42 and RMB2.37 in the same period last year, respectively.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB4.00 (US$0.59) and RMB3.79 (US$0.56), compared with RMB2.53 and RMB2.48 in the same period last year, respectively.

Adjusted net income was RMB3,086.1 million (US$454.8 million), compared with RMB2,052.7 million during the same period last year.

EBITDA[1] was RMB4,231.3 million (US$623.6 million), compared with RMB3,446.8 million in the same period last year.

Adjusted EBITDA was RMB4,241.4 million (US$625.1 million), compared to RMB3,534.9 million in the same period last year.

Net cash provided by operating activities was RMB4,563.6 million (US$672.6 million), compared with RMB2,168.2 million in the same period last year.

(1)	EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses which management aims to better represent the underlying business operations.

Appointment of New Independent Director

The Board of Directors of the Company (the “Board”) has announced that Mr. Wei Zhu has been appointed as an independent director, effective August 19, 2026.

Mr. Zhu has over 35 years of experience in management consulting, investment banking, private equity investment and large-scale corporate management. From April 2026, Mr. Zhu has served as a director and advisor to Shanghai Xforceplus Information Technology Co., Ltd. and its affiliate for AI technology. From June 2024 to February 2026, Mr. Zhu served as co-head of North Asia at Alvarez & Marsal. From 2018 to 2021, Mr. Zhu served as chairman of Greater China at Accenture plc and was appointed to Accenture’s global management committee in 2020. Previously, Mr. Zhu served as global co-head of Standard Chartered Bank’s private equity business from 2009 to 2017, senior managing director and head of CVC Capital Partners from 2008 to 2009, managing director at Goldman Sachs Gao Hua Securities Company Limited from 2005 to 2008, senior partner and president of Greater China at Roland Berger from 2004 to 2005, and president of Greater China at A.T. Kearney from 2001 to 2003. Mr. Zhu has served as an independent director of Shanghai Foreign Service Holding Group Co., Ltd. since September 2021. Mr. Zhu received a Bachelor in Foreign Service from Georgetown University in 1986 and an MBA from the University of Chicago in 1992.

Shareholder Return Update

As disclosed in March 2026, the Board has approved an enhanced return mechanism, pursuant to which the Company targets an aggregate annual shareholder return ratio of no less than 50% of its adjusted net income for the prior fiscal year, comprising both cash dividends and share repurchases.

As of the end of the second quarter, the Company had repurchased an aggregate of 31,788,692 Class A Ordinary Shares for US$740 million (including repurchase commissions) in 2026, equivalent to 52% of its adjusted net income for 2025. As such, the Board did not recommend the distribution of an interim dividend for the first half of 2026.

In March 2026, the Board also approved a new share repurchase program (the “New Program”), authorizing share repurchases of up to US$1.5 billion of its shares over a 24-month period, effective from March 20,2026 to March 20, 2028. As of the end of the second quarter of 2026, the Company had repurchased an aggregate of 6,161,216 ADSs for US$138 million (including repurchase commissions) under the New Program, leaving US$1.36 billion of capacity under the authorisation.

Business Outlook

Based on current market and operating conditions, the Company revises its previously stated annual guidance. Parcel volume for 2026 is expected to increase by 6.0% to 10.0% year over year, representing a parcel volume range of 40.8 billion to 42.4 billion. Such estimates represent management's current and preliminary view, which are subject to change.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB 6.7851 to US$ 1.00, the noon buying rate on June 30, 2026 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders, and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that such non-GAAP measures help identify underlying trends in the Company's business that could otherwise be distorted by the effect of the related expenses and gains that the Company includes in income from operations and net income, and provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company's operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO's data. ZTO encourages investors and others to review the Company's financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 8:30 PM U.S. Eastern Time on Tuesday, August 18, 2026 (8:30 AM Beijing Time on Wednesday, August 19, 2026).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	800-963-976
Mainland China:	4001-206-115
International:	1-412-317-6061
Passcode:	1904847

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until August 24, 2026:

United States:	1-855-669-9658
International:	1-412-317-0088
Passcode:	8514365

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK:2057) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This announcement contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and other similar expressions. Among other things, the business outlook and quotations from management in this announcement contain forward-looking statements. ZTO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC") and The Stock Exchange of Hong Kong Limited (the "HKEX"), in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the HKEX, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including but not limited to statements about ZTO's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: risks relating to the development of the e-commerce and express delivery industries in China; its significant reliance on certain third-party e-commerce platforms;risks associated with its network partners and their employees and personnel; intense competition which could adversely affect the Company's results of operations and market share; any service disruption of the Company's sorting hubs or the outlets operated by its network partners or its technology system; ZTO's ability to build its brand and withstand negative publicity, or other favorable government policies. Further information regarding these and other risks is included in ZTO's filings with the SEC and the HKEX. All information provided in this announcement is as of the date of this announcement, and ZTO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended June 30,			Six Months Ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Revenues	11,831,807	14,549,892	2,144,389	22,723,272	27,832,256	4,101,967
Cost of revenues	(8,887,410)	(10,816,639)	(1,594,175)	(17,089,655)	(20,863,782)	(3,074,941)
Gross profit	2,944,397	3,733,253	550,214	5,633,617	6,968,474	1,027,026
Operating (expenses)/income:
Selling, general and administrative	(623,587)	(556,667)	(82,043)	(1,361,098)	(1,372,331)	(202,257)
Other operating income, net	154,274	51,326	7,565	607,943	177,037	26,092
Total operating expenses	(469,313)	(505,341)	(74,478)	(753,155)	(1,195,294)	(176,165)
Income from operations	2,475,084	3,227,912	475,736	4,880,462	5,773,180	850,861
Other income/(expenses):
Interest income	208,732	155,709	22,949	407,124	321,654	47,406
Interest expense	(98,112)	(70,627)	(10,409)	(166,988)	(120,899)	(17,818)
(Loss)/gain from fair value changes of financial instruments	(3,635)	45,410	6,693	32,978	100,354	14,790
Loss on disposal of equity investees, subsidiary and others	(714)	(8,829)	(1,301)	(567)	(8,351)	(1,231)
Impairment of Goodwill	(84,431)	-	-	(84,431)	-	-
Foreign currency exchange gain/(loss) before tax	16,419	6,936	1,022	12,375	(21,898)	(3,227)
Income before income tax, and share of income in equity method investments	2,513,343	3,356,511	494,690	5,080,953	6,044,040	890,781
Income tax expense	(575,531)	(258,640)	(38,119)	(1,107,105)	(810,820)	(119,500)
Share of income/(expense) in equity method investments	26,747	(20,299)	(2,992)	29,892	708	104
Net income	1,964,559	3,077,572	453,579	4,003,740	5,233,928	771,385
Net income attributable to non-controlling interests	(26,227)	(26,681)	(3,932)	(72,161)	(64,704)	(9,536)
Net income attributable to ZTO Express (Cayman) Inc.	1,938,332	3,050,891	449,647	3,931,579	5,169,224	761,849
Net income attributable to ordinary shareholders	1,938,332	3,050,891	449,647	3,931,579	5,169,224	761,849
Net earnings per share attributed to ordinary shareholders
Basic	2.42	3.99	0.59	4.92	6.71	0.99
Diluted	2.37	3.78	0.56	4.81	6.44	0.95
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	799,752,637	765,053,979	765,053,979	799,123,030	770,575,485	770,575,485
Diluted	833,990,437	814,969,973	814,969,973	833,360,830	809,872,825	809,872,825
Net income	1,964,559	3,077,572	453,579	4,003,740	5,233,928	771,385
Other comprehensive income/(expense), net of tax of nil:
Foreign currency translation adjustment	41,831	22,572	3,327	50,532	12,650	1,864
Comprehensive income	2,006,390	3,100,144	456,906	4,054,272	5,246,578	773,249
Comprehensive (income)/loss attributable to non-controlling interests	(26,227)	(26,681)	(3,932)	(72,161)	(64,704)	(9,536)
Comprehensive income attributable to ZTO Express (Cayman) Inc.	1,980,163	3,073,463	452,974	3,982,111	5,181,874	763,713

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31,	June 30,
	2025	2026
	RMB	RMB	US$
	(in thousands, except for share data)
ASSETS
Current assets:
Cash and cash equivalents	10,011,533	9,906,896	1,460,096
Restricted cash	29,129	44,638	6,579
Accounts receivable, net	1,287,475	1,627,114	239,807
Financing receivables	674,880	488,569	72,006
Short-term investment	15,620,892	21,400,891	3,154,101
Inventories	40,648	31,002	4,569
Advances to suppliers	719,277	760,403	112,070
Prepayments and other current assets	5,102,997	5,208,995	767,711
Amounts due from related parties	477,865	606,988	89,459
Total current assets	33,964,696	40,075,496	5,906,398
Investments in equity investees	1,951,910	2,159,811	318,317
Property and equipment, net	35,433,509	35,956,197	5,299,288
Land use rights, net	6,762,240	6,900,233	1,016,969
Intangible assets, net	52,758	39,599	5,836
Operating lease right-of-use assets	398,082	231,129	34,064
Goodwill	4,157,111	4,157,111	612,682
Deferred tax assets	1,103,655	1,234,137	181,889
Long-term investment	5,221,110	6,520,491	961,001
Long-term financing receivables	1,039,946	969,868	142,941
Other non-current assets	938,980	499,473	73,613
TOTAL ASSETS	91,023,997	98,743,545	14,552,998
LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowing	10,934,419	11,621,408	1,712,784
Accounts payable	2,577,229	2,605,564	384,013
Advances from customers	1,833,131	1,872,809	276,018
Income tax payable	279,541	314,134	46,298
Amounts due to related parties	796,660	626,792	92,378
Operating lease liabilities	139,787	89,207	13,147
Dividends payable	19,659	19,625	2,892
Other current liabilities	6,288,714	6,816,229	1,004,587
Total current liabilities	22,869,140	23,965,768	3,532,117
Long-term bank borrowing	18,000	17,000	2,505
Non-current operating lease liabilities	261,257	126,648	18,666
Deferred tax liabilities	615,073	710,382	104,697
Convertible senior notes	124,114	10,185,580	1,501,169
TOTAL LIABILITIES	23,887,584	35,005,378	5,159,154
Shareholders’ equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized; 795,528,169 shares issued and 790,812,316 shares outstanding as of December 31, 2025; 769,900,693 shares issued and 760,321,796 shares outstanding as of June 30, 2026)	513	495	73
Additional paid-in capital	24,000,698	22,188,334	3,270,156
Treasury shares, at cost	(254,480)	(1,181,259)	(174,096)
Retained earnings	42,918,864	42,910,215	6,324,183
Accumulated other comprehensive loss	(281,266)	(268,616)	(39,589)
ZTO Express (Cayman) Inc. shareholders’ equity	66,384,329	63,649,169	9,380,727
Non-controlling interests	752,084	88,998	13,117
Total Equity	67,136,413	63,738,167	9,393,844
TOTAL LIABILITIES AND EQUITY	91,023,997	98,743,545	14,552,998

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended June 30,			Six Months Ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	2,168,208	4,563,570	672,586	4,531,184	7,352,615	1,083,641
Net cash used in investing activities	(1,163,517)	(3,529,923)	(520,246)	(4,321,982)	(10,704,472)	(1,577,644)
Net cash (used in)/provided by financing activities	(117,713)	(2,433,546)	(358,660)	(378,804)	3,397,527	500,734
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(19,706)	(84,631)	(12,473)	(32,266)	(134,798)	(19,867)
Net increase/(decrease) in cash, cash equivalents and restricted cash	867,272	(1,484,530)	(218,793)	(201,868)	(89,128)	(13,136)
Cash, cash equivalents and restricted cash at beginning of period	12,461,807	11,442,119	1,686,360	13,530,947	10,046,717	1,480,703
Cash, cash equivalents and restricted cash at end of period	13,329,079	9,957,589	1,467,567	13,329,079	9,957,589	1,467,567

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	As of
	June 30,	June 30,
	2025	2026
	RMB	RMB	US$
	(in thousands)
Cash and cash equivalents	13,291,796	9,906,896	1,460,096
Restricted cash, current	22,684	44,638	6,579
Restricted cash, non-current	14,599	6,055	892
Total cash, cash equivalents and restricted cash	13,329,079	9,957,589	1,467,567

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended June 30,			Six Months Ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net income	1,964,559	3,077,572	453,579	4,003,740	5,233,928	771,385
Add:
Share-based compensation expense (1)	2,994	1,197	176	223,263	222,316	32,765
Impairment of Goodwill	84,431	-	-	84,431	-	-
Loss on disposal of equity investees and subsidiary, net of income taxes	714	7,294	1,075	593	6,899	1,017
Adjusted net income	2,052,698	3,086,063	454,830	4,312,027	5,463,143	805,167

Net income	1,964,559	3,077,572	453,579	4,003,740	5,233,928	771,385
Add:
Depreciation	770,270	777,399	114,574	1,559,378	1,690,048	249,082
Amortization	38,306	47,086	6,940	76,125	96,297	14,192
Interest expenses	98,112	70,627	10,409	166,988	120,899	17,818
Income tax expenses	575,531	258,640	38,119	1,107,105	810,820	119,500
EBITDA	3,446,778	4,231,324	623,621	6,913,336	7,951,992	1,171,977

Add:
Share-based compensation expense	2,994	1,197	176	223,263	222,316	32,765
Impairment of Goodwill	84,431	-	-	84,431	-	-
Loss on disposal of equity investees and subsidiary	714	8,829	1,301	567	8,351	1,231
Adjusted EBITDA	3,534,917	4,241,350	625,098	7,221,597	8,182,659	1,205,973

(1) Net of income taxes of nil

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended June 30,			Six Months Ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net income attributable to ordinary shareholders	1,938,332	3,050,891	449,647	3,931,579	5,169,224	761,849
Add:
Share-based compensation expense (1)	2,994	1,197	176	223,263	222,316	32,765
Impairment of Goodwill	84,431	-	-	84,431	-	-
Loss on disposal of equity investees and subsidiary, net of income taxes	714	7,294	1,075	593	6,899	1,017
Adjusted Net income attributable to ordinary shareholders	2,026,471	3,059,382	450,898	4,239,866	5,398,439	795,631

Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	799,752,637	765,053,979	765,053,979	799,123,030	770,575,485	770,575,485
Diluted	833,990,437	814,969,973	814,969,973	833,360,830	809,872,825	809,872,825

Net earnings per share/ADS attributable to ordinary shareholders
Basic	2.42	3.99	0.59	4.92	6.71	0.99
Diluted	2.37	3.78	0.56	4.81	6.44	0.95

Adjusted net earnings per share/ADS attributable to ordinary shareholders
Basic	2.53	4.00	0.59	5.31	7.01	1.03
Diluted	2.48	3.79	0.56	5.18	6.73	0.99

(1) Net of income taxes of nil

For investor and media inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508